                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-88620
PROSPECTUS


                             [LOGO] EDO corporation
                            GLOBAL TECHNOLOGY REACH

                                EDO Corporation

                                 $137,800,000

                 5.25% Convertible Subordinated Notes due 2007
                                      and
              Common Shares Issuable Upon Conversion of the Notes

                                 -------------

   This prospectus relates to resales by selling securityholders of

    . $137,800,000 aggregate principal amount of 5.25% convertible subordinated notes due 2007 of EDO Corporation, a New York corporation, and

    . the common shares, par value $1 per share, issuable upon conversion of the notes.

   We originally issued the notes in a private placement on April 2, 2002. The initial purchasers have advised us that the initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. The notes and the common shares that are offered for resale in this prospectus are offered for the accounts of their current holders, to whom we refer as the selling securityholders. We will not receive any proceeds from this offering.

   Interest on the notes is payable on April 15 and October 15 of each year, beginning on October 15, 2002. Holders may convert their notes into our common shares at an initial conversion price of $31.26 per share (subject to adjustment in certain events) at any time following issuance of the notes, unless we previously have redeemed or repurchased the notes or unless the notes have matured. We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are currently trading in the Private Offerings, Resale and Trading Through Automated Linkages (PORTAL) market of the National Association of Securities Dealers, Inc. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL market. Our common shares are quoted on the New York Stock Exchange under the symbol "EDO." The last reported price of our common shares on July 11, 2002 was $20.06 per share.

   The notes will mature on April 15, 2007. We may redeem some or all of the notes at any time after April 20, 2005. The redemption prices are described under the caption "Description of Notes--Optional Redemption."

   The notes are our unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness. Holders may require us to repurchase all or a portion of their notes upon a fundamental change involving us and occurring prior to the maturity of the notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest and liquidated damages, if any, to the repurchase date.

                                 -------------

   Investing in the notes involves risks. See "Risk Factors" beginning on page
6.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 5, 2002.

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                                    [GRAPHIC]

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not, and the selling securityholders are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               -----------------

                               TABLE OF CONTENTS

                                                                  Page
                                                                  ----
          Forward Looking Statements.............................   i
          Summary................................................   1
          Risk Factors...........................................   6
          Use of Proceeds........................................  12
          Ratio of Earnings to Fixed Charges.....................  12
          Description of Notes...................................  13
          Description of Capital Stock...........................  31
          Certain United States Federal Income Tax Considerations  35
          Selling Securityholders................................  39
          Plan of Distribution...................................  42
          Legal Matters..........................................  44
          Experts................................................  44
          Where You Can Find More Information....................  44

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements.

                                    SUMMARY

   This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and the consolidated financial statements and related notes included in and incorporated by reference in this prospectus, before making an investment decision. In this prospectus, "EDO Corporation," "EDO," "we," "us" and "our" refers to EDO Corporation and its subsidiaries.

                                  Our Company

   We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. Since our founding in 1925, we have developed core competencies in advanced electronics, electromechanical systems, information systems and engineered materials. We have established leading positions in a number of niche markets, employing proprietary technologies and capabilities. We believe our products and systems are mission-critical, standard equipment on a wide range of military aircraft, including the F-14, F-15, F-16, F/A-18, F-22, Tornado, F-2, EA-6B and B-1B. Our products and systems are also found on a variety of U.S. and foreign naval ships and submarines, commercial aircraft and both military and commercial spacecraft.

   We are a direct supplier, or prime contractor, to the U.S. Department of Defense, referred to as the DoD. We are also a first tier supplier, which is a direct supplier to prime contractors, in the aerospace and defense industries, including BAE Systems plc, Boeing Company, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. Our customers include more than 20 foreign governments, including those of countries in Europe, South America and Asia.

Market Overview

   In fiscal year 1999, the U.S. defense budget increased after an extended real dollar decline in spending that had persisted since the mid-1980s. Further increases in spending followed in fiscal years 2000, 2001 and 2002. The Bush Administration has proposed a fiscal year 2003 defense budget of $379 billion, an increase of $48 billion, or 14%, from the fiscal year 2002 budget. This increase is the largest since fiscal year 1982. The Administration's budget projections call for further increases in subsequent years. The DoD's five-year plan calls for procurement to reach $99 billion (up from $61 billion in fiscal year 2002), a compound annual growth rate of over 10% per year. According to published reports, public support for increased defense spending has increased steadily from the low levels in the early 1990s and, historically, levels of public support similar to those of recent years have been followed by budget increases in subsequent years.

   The DoD has indicated that, in order to confront current and anticipated threats, it is allocating increased resources to advanced electronics, smart weapons and communications and information technologies. We expect increased spending in these areas to continue as the DoD pursues this strategy.

   The U.S. defense industry has undergone significant consolidation in recent years, resulting in the emergence of a small number of major prime contractors. Consolidation has also affected smaller companies, which are seeking to improve their capabilities and market penetration through acquisitions, building their value as strategic suppliers to prime contractors. We expect prime contractors to increasingly rely on their key suppliers to improve efficiency and competitiveness. We believe this situation creates an attractive opportunity for established niche suppliers to play a critical role in the evolution of the defense industrial base.

Competitive Strengths

  . Extensive Experience and Leading Position in Core Markets. We believe that decades of research and development, production and operational experience have provided us with proprietary knowledge and capabilities in our niche markets, including our markets for electronic countermeasure systems for aircraft, aircraft stores suspension and release units, airborne mine countermeasures systems and piezoelectric ceramics for underwater sensors. As a result of this extensive experience, we have secured a leading position in our niche markets and developed long-standing relationships as a supplier and strategic partner with many of our government and prime contractor customers.

  . Incumbent Supplier Status on Major Platforms. We derive a significant portion of our revenues from our incumbent position on a wide range of military and commercial aircraft and spacecraft, naval ships and submarines. This incumbency provides us with a sustained revenue stream, including development funding and revenue from production, provision of spare parts, repairs, field support and system upgrades. The up-front investment by our customers associated with these platforms is also significant, making it costly to replace suppliers and creating barriers to entry for potential competitors.

  . Technological Leadership Supporting New Product Development. We believe that we are a technological leader in our niche markets. Our goal is to use our technical expertise to develop new products and reduce our customers' program costs and risks, positioning us as a preferred supplier to our prime contractor customers. We benefit from significant levels of customer-funded research and development in support of new product and technology development. We believe that our research and development efforts contribute significantly to our success in new product development. Our resulting reputation as a technology leader has helped us forge strategic alliances with some of our prime contractor customers. These initiatives position us to play an important role in future defense programs.

  . Experienced Leadership Team. Our leadership team of five senior executives has an average of 35 years of experience in either or both of the military or aerospace and defense industries. Our management team has developed strong customer relationships within the U.S. Government, many foreign governments, and with aerospace and defense prime contractors. Our management team also has successfully completed our merger with AIL Technologies, Inc., or AIL, and has integrated six other acquisitions since 1998.

Business Strategy

   Our strategy is to strengthen our position as a leading supplier of mission-critical systems and products to the major prime contractors in the aerospace and defense industries, the U.S. Government and foreign customers. Our strategy includes the following elements:

  . Strengthen and Expand via Strategic Acquisitions. We expect to enhance and strengthen our competitive position through the continued, disciplined pursuit of strategic acquisitions that complement our leadership position in niche markets.

  . Leverage Technical Expertise and Incumbency Positions. We intend to pursue new growth opportunities that enable us to employ our strong technical capabilities and incumbent position on key platforms.

  . Exploit Outsourcing Opportunities. We intend to emphasize our position as a critical supplier of larger subsystems to take advantage of the trend of prime contractors outsourcing these subsystems, rather than individual components, to reduce costs and improve system performance.

  . Pursue Early Integration of Our Products. We intend to actively participate at the early stages of our customers' program development, thereby increasing the likelihood of the early integration of our products and our long-term involvement in these programs.

  . Penetrate New International Markets. We intend to continue the expansion of our international business by marketing selected products and advanced technologies developed under our existing domestic contracts to our foreign customers.

                               -----------------

   We are incorporated in New York, and our principal executive office is located at 60 East 42nd Street, Suite 5010, New York, New York 10165. Our principal facilities are located in New York, Pennsylvania, Virginia, Utah, California and Louisiana. Our telephone number is (212) 716-2000. You may also obtain additional information about us from our website, www.edocorp.com. The information on our website is not part of this prospectus.

                                 The Offering

Issuer...............................     EDO Corporation, a New York
                                          corporation.

Securities Offered...................     $137,800,000 aggregate principal
                                          amount of 5.25% Convertible
                                          Subordinated Notes due 2007 and the
                                          common shares issuable upon
                                          conversion thereof.

Maturity.............................     April 15, 2007, unless earlier
                                          redeemed, repurchased or converted.

Interest Payment Dates...............     April 15 and October 15 of each year,
                                          commencing on October 15, 2002.

Conversion Rights....................     The notes are convertible, unless
                                          previously redeemed or repurchased by
                                          us, at the option of the holder at
                                          any time prior to maturity, into our
                                          common shares at an initial
                                          conversion price of $31.26 per share,
                                          subject to adjustment in certain
                                          events. See "Description of
                                          Notes--Conversion." The right to
                                          convert notes that have been called
                                          for redemption will terminate at the
                                          close of business on the business day
                                          immediately preceding the date of
                                          redemption.

Redemption at the Option
of the Company.......................     On or after April 20, 2005, at any
                                          time or from time to time, the notes
                                          may be redeemed at our option, in
                                          whole or in part, on not less than 15
                                          nor more than 60 days' prior written
                                          notice to the holders by first class
                                          mail, in cash at the redemption
                                          prices set forth herein, plus accrued
                                          and unpaid interest and liquidated
                                          damages, if any, to the date of
                                          redemption. See "Description of
                                          Notes--Optional Redemption."

Repurchase at the Option of Holders
upon the Occurrence of a Fundamental
Change...............................     Upon a fundamental change involving
                                          EDO occurring prior to the maturity
                                          of the notes, each holder of the
                                          notes will have the right, subject to
                                          certain restrictions and conditions,
                                          to require us to purchase all or any
                                          part of such holder's notes at a
                                          repurchase price equal to 100% of the
                                          principal amount thereof, plus
                                          accrued and unpaid interest to the
                                          date of repurchase, plus liquidated
                                          damages, if any. See "Description of
                                          Notes--Fundamental Change Permits
                                          Holders to Require Us to Repurchase
                                          Notes" and "Risk Factors--Our ability
                                          to repurchase notes if a fundamental
                                          change occurs is limited."

Subordination........................     The notes are our general unsecured
                                          obligations and are subordinated in
                                          right of payment to all of our
                                          existing and future senior debt and
                                          effectively subordinated to all
                                          existing and future indebtedness and
                                          other liabilities of our
                                          subsidiaries. As of March 30, 2002,
                                          we had $0.5 million in outstanding
                                          notes payable, $19.3 million in
                                          outstanding letters of credit and the
                                          indirect loan of $15.6 million in
                                          connection with the EDO Corporation
                                          Employee Stock Ownership Plan, or
                                          ESOP, which is not required to be
                                          reflected on the balance sheet in
                                          accordance with generally accepted
                                          accounting principles, that would
                                          have constituted senior debt; and our
                                          subsidiaries had no indebtedness or
                                          other liabilities, excluding
                                          intercompany liabilities and
                                          obligations of a type not required to
                                          be reflected on a balance sheet in
                                          accordance with generally accepted
                                          accounting principles, that would
                                          effectively have been senior to the
                                          notes. As of March 30, 2002, we had
                                          no other liabilities that would have
                                          been of the same ranking as the
                                          notes. The indenture under which the
                                          notes were issued contains no
                                          limitation on the incurrence of
                                          indebtedness and other liabilities by
                                          us or our subsidiaries. See
                                          "Description of Notes--Subordination"
                                          and "Risk Factors--The notes are
                                          subordinated to our senior debt and
                                          are effectively subordinated to the
                                          obligations of our subsidiaries."

Use of Proceeds......................     We will not receive any proceeds from
                                          the sale by any selling
                                          securityholder of the notes or
                                          underlying common shares. See "Use of
                                          Proceeds."

                                 RISK FACTORS

   You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed, the trading price of our common shares could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Reductions in government spending may adversely affect our results of operations.

   A reduction in purchases of our products by domestic and foreign government agencies would have a material adverse effect on our business because a significant portion of our net sales are derived from contracts directly or indirectly with these government agencies. In the years ended December 31, 1999, 2000 and 2001, we derived about 48%, 63% and 69%, respectively, of net sales from direct and indirect contracts with the U.S. Government and derived about 34%, 18% and 15%, respectively, of net sales from export sales to foreign governments. The development of our business will depend upon the continued willingness of the U.S. and foreign governments to commit sufficient resources to existing and new defense programs and, in particular, to continue to purchase our products and services. Although defense spending in the U.S. has recently increased, further increases may not continue and any proposed budget or supplemental budget request may not be approved. In addition, the DoD may not continue to focus its spending on technologies that we incorporate in our products.

The U.S. Government may terminate or modify our existing contracts or its contracts with the prime contractors for which we are a subcontractor, which could adversely affect our revenue.

   A significant portion of our revenues are derived from U.S. Government contracts, directly or indirectly. There are inherent risks in contracting with the U.S. Government, including risks peculiar to the defense industry, which could have a material adverse effect on our business, financial condition or results of operations. Laws and regulations permit the U.S. Government to:

  .  terminate contracts for its convenience;

  . reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

  . cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

  . adjust contract costs and fees on the basis of audits done by its agencies; and

  .  control or prohibit the export of our products.

   If the U.S. Government terminates our contracts for convenience, we may only recover our costs incurred or committed for settlement expenses and profit on work completed prior to the termination. Additionally, most of our backlog could be adversely affected by any modification or termination of contracts with the U.S. Government or contracts the prime contractors have with the U.S. Government. The U.S. Government regularly reviews our costs and performance on its contracts, as well as our accounting and general business practices. The U.S. Government may reduce the reimbursement for our fees and contract-related costs as a result of such an audit.

Our business is subject to various laws and regulations that are more restrictive because we are a contractor and subcontractor to the U.S. Government.

   As a contractor and subcontractor to the U.S. Government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. We are required to obtain and maintain material governmental authorizations and approvals to run our business as it is currently conducted.

Examples of the approvals we need include a license to operate an FAA repair station and U.S. State Department approval of our foreign exports. New or more stringent laws or government regulations concerning government contracts, if adopted and enacted, could have a material adverse effect on our business. Responding to governmental audits, inquiries or investigations may involve significant expense and divert management attention. Also, an adverse finding in any such audit, inquiry or investigation could involve fines, injunctions or other sanctions.

If we fail to win competitively awarded contracts in the future, we may experience a reduction in our sales, which could negatively affect our profitability.

   We obtain many of our U.S. Government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

  . the frequent need to bid on programs in advance of the completion of their design (which may result in unforeseen technological difficulties and cost overruns);

  . the substantial time and effort, including the relatively unproductive design and development required to prepare bids and proposals, spent for competitively awarded contracts that may not be awarded to us;

  .  design complexity and rapid technological obsolescence; and

  .  the constant need for design improvement.

   Our government contracts may be subject to protest or challenge by unsuccessful bidders or to termination, reduction or modification in the event of changes in government requirements, reductions in federal spending or other factors. In addition, failure to obtain a renewal or follow-on contract with respect to any significant contract or a number of lesser contracts with the U.S. Government or foreign governments would result in a loss of revenues. If revenues from the award of new contracts fail to offset this loss, it could have a material adverse effect on our results of operations and financial position.

A large majority of our contracts are fixed-price, and we may face increased risks of cost overruns or losses on our contracts.

   The majority of our government contracts and subcontracts are firm, fixed-price contracts providing for a predetermined fixed price for the products we make regardless of the costs we incur. At times, we must therefore make pricing commitments to our customers based on our expectation that we will achieve more cost-effective product designs and automate more of our manufacturing operations. The manufacture of our products requires a complex integration of demanding processes involving unique technical skill sets. In addition, the expense of producing products can rise due to increased costs of materials, components, labor, capital equipment or other factors. As a result, we face risks of cost overruns or order cancellations if we fail to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce than expected.

We may be required to reduce our profit margins on contracts on which we use the percentage-of-completion accounting method.

   We record sales and profits on substantially all of our contracts using percentage-of-completion methods of accounting. As a result, revisions made to our estimates of sales and profits are recorded in the period in which the conditions that require such revisions become known and can be estimated. Although we believe that our profit margins are fairly stated and that adequate provisions for losses for our fixed price contracts are recorded in our financial statements, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract profit margins will not decrease or our loss provisions will not increase materially in the future.

Our products and systems may be rendered obsolete by our inability to adapt to technological change.

   The rapid change of technology continually affects our product applications and may directly impact the performance of our products. For our electronic warfare products, we are required to improve reliability and maintainability, extend frequency ranges and provide advanced jamming techniques. We can give you no assurances that we will successfully maintain or improve the effectiveness of our existing products, nor can we assure you that we will successfully identify new opportunities and continue to have the needed financial resources to develop new products in a timely or cost-effective manner. In addition, products manufactured by others may render our products and systems obsolete or non-competitive. If any of these events occur, our results of operations may be adversely affected.

The unsuccessful integration of a business or business segment we acquire could have a material adverse effect on our operating results.

   One of our key operating strategies is to pursue selective acquisitions. We review and actively pursue possible acquisitions on a continuous basis. Except as previously disclosed in our public filings, we do not currently have any commitments, agreements or understandings to acquire any specific businesses or other material assets. We may not be able to identify acquisitions at prices attractive to us or on terms that are otherwise satisfactory to us. Our acquisition strategy may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. We may not be able to finance acquisitions on terms that are satisfactory to us. We cannot assure you that any future acquisition will be consummated, or that if consummated, we will be able to integrate such acquisition successfully without a material adverse effect on our financial condition or results of operations. Moreover, any acquisition could involve other risks, including:

  .  diversion of management's attention from existing operations;

  .  potential loss of key employees or customers of acquired companies; and

  .  exposure to unforeseen liabilities of acquired companies.

We have developed outsourcing arrangements for the manufacture of most of the components and sub-assemblies of our products. If third parties fail to deliver quality products and components at reasonable prices on a timely basis, we may alienate some of our customers and our revenues, profitability and cash flow may decline.

   We use contract manufacturers as an alternative to our own manufacture of the components and sub-assemblies of our products. If these contract manufacturers are not willing to contract with us on competitive terms or devote adequate resources to fulfill their obligations to us, or we do not properly manage these relationships, our existing customer relationships may suffer. In addition, by undertaking these activities, we run the risks that

  . the reputation and competitiveness of our products and services may deteriorate as a result of the reduction of our control and quality and delivery schedules and the consequent risk that we will experience supply interruptions and be subject to escalating costs; and

  . our competitiveness may be harmed by the failure of our contract manufacturers to develop, implement or maintain manufacturing methods appropriate for our products and customers.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our products.

   We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in unintended harm to others or to property. Although we maintain general liability and product liability insurance, we may incur significant liability if product liability lawsuits against us are successful. We cannot assure you that such coverage will be adequate to cover all claims that may arise or that it will continue to be available to us on acceptable terms.

We may incur substantial environmental liability arising from our activities involving the use of hazardous materials.

   Our business is subject to certain federal, state, local and foreign laws, regulations and ordinances governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. From time to time, our operations have resulted or may result in noncompliance with environmental laws or liability for the costs of investigating and cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In addition, we have been identified as a potentially responsible party pursuant to the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or corresponding state environmental laws, for the cleanup of contamination resulting from past disposals of hazardous materials at certain sites where we, with others, sent waste in the past. We became a party to a consent decree as a result of our potential responsibility for contamination caused by the disposal of hazardous materials. We cannot assure you that such matters, or any similar liabilities that arise in the future, will not exceed our resources, nor can we completely eliminate the risk of accidental contamination or injury from these materials.

Political and economic instability in foreign markets may have a material adverse effect on our operating results.

   Foreign sales represented about 15% of our total sales in 2001, and we intend to increase the amount of foreign sales we make in the future. Foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, economic conditions in local markets, inconsistent product regulation by foreign agencies or governments, the imposition of product tariffs and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. If we fail to increase our foreign sales it could have a material adverse effect on our results of operations.

Terrorist attacks may have an adverse effect on our business in the future.

   Following the September 11, 2001 terrorist attack, we have experienced no material adverse effect on our business. However, we are unable to predict with certainty any future adverse impact from these types of attacks or related outbreaks of hostilities. Moreover, even though defense spending by the U.S. Government and other governments may increase in response to these attacks, we cannot assure you that this will produce increased spending on technologies we incorporate in our products or increase our net sales.

Concentration of voting power and certain provisions in our charter documents could make a merger, tender offer or proxy contest difficult and may adversely affect the price of our common shares.

   At March 8, 2002, the EDO Employee Stock Ownership Trust, or ESOT, owned 4,336,746 common shares (or about 22% of the outstanding common shares). The trustee of the plan follows its obligations under the trust agreement and its fiduciary duties when voting allocated shares under the plan. The procedure the trustee generally follows is to receive direction from each of the plan participants with respect to each of his or her allocated shares, and then to vote all shares in accordance with the direction received. The market may perceive that the concentration of voting power in the hands of a single employee stock ownership plan creates a potential barrier against another party acquiring us. This perception could result in lower market prices for our common shares.

   In addition, our Certificate of Incorporation and By-Laws provide for a classified board of directors and restrict the ability of shareholders to call special meetings. These provisions could delay or impede the removal of incumbent directors and could make it more difficult to effect a merger, tender offer or proxy contest, even if such events might be favorable to our shareholders. Moreover, certain agreements to which we are a party, including loan and executive officer agreements, contain provisions that impose increased costs in the event of a change of control.

If we are unable to protect our intellectual property rights adequately, the value of our commercial products could be diminished.

   The value of our commercial products is increased, in part, by obtaining, maintaining and enforcing our patents and other proprietary rights. While we take precautionary steps to protect our technological advantages and intellectual property and rely in part on patent, trademark, trade secret and copyright laws, we cannot assure you that the precautionary steps we have taken will completely protect our intellectual property rights. In the event a competitor successfully challenges our patents or licenses, we could incur substantial litigation costs that could have a material adverse effect on our operating results and financial condition.

RISKS RELATED TO THIS OFFERING

The price of our common shares may be volatile due to lower trading volume and lower public ownership.

   The market price of our common shares has been and may continue to be volatile. In particular, the volatility of our shares is influenced by lower trading volume and lower public ownership relative to other publicly held competitors. For example, our stock price ranged from $7.19 per share to $31.90 per share for the year ended December 31, 2001. Our average weekly trading volume for the year ended December 31, 2001 was about 621,000 shares. Having a relatively high percentage of our shares owned by the ESOP and long-term institutional holders means that our stock is relatively less liquid and thus more susceptible to large price fluctuations.

   The following factors, among others, may have a significant impact on the market price of our common shares:

  . the sale or attempted sale of a large amount of our common shares into the market;

  . announcements of technological innovations or new products by us or our competitors;

  .  announcements of acquisitions by us or our competitors; and

  . publicity regarding actual or potential governmental contracts, or products under development by us or our competitors.

The notes are subordinated to our senior debt and are effectively subordinated to the obligations of our subsidiaries.

   The notes are unsecured and subordinated in right of payment to all of our existing and future senior debt. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of March 30, 2002, we had $0.5 million in outstanding notes payable, $19.3 million in outstanding letters of credit and the indirect loan of $15.6 million in connection with the ESOP, which is not required to be reflected on the balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes, and our subsidiaries had no indebtedness or other liabilities, excluding intercompany liabilities and obligations of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes. As of March 30, 2002, we had no other liabilities that would have been of the same ranking as the notes. We anticipate that from time to time we will incur additional debt and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional debt and other liabilities. See "Description of Notes--Subordination."

   The notes are our obligations exclusively. However, since we conduct a substantial portion of our operations through our subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of those subsidiaries and be subject to various business considerations.

   The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to repurchase notes if a fundamental change occurs is limited.

   Upon the occurrence of a fundamental change, each holder of notes will have the right, at the holder's option, to require us to repurchase such holder's notes. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes. In addition, the terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a fundamental change, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes could constitute a further default under the terms of other indebtedness that we have entered into or may enter into front time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

A proposed change in the accounting treatment for the notes could require us to recognize additional interest expense.

   The Financial Accounting Standards Board has proposed a change in financial accounting standards that would apply to securities such as the notes that have both debt and equity components. We do not know whether this proposed accounting standard will be adopted. If it is adopted in its current form, this proposed new accounting standard would require us to value the equity component of the notes separately from the debt component of the notes at the time of issuance. We would be deemed to have issued the notes at a discount equal to the amount of the equity value, and we would be required to recognize the total amount of this discount as additional interest expense over the life of the notes. As proposed, the standard would be effective for fiscal years starting after June 15, 2002 and would require us to record a cumulative effect adjustment for a change in accounting principle for the period from the date of issuance of the notes through the date we adopt the new accounting standard.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by the selling securityholders of the notes or the common shares issuable upon conversion of the notes.

                      RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges of EDO Corporation and its subsidiaries for each of the years 1997 through 2001, and the three months ended March 30, 2002.

                                              Three Months
                                                 Ended
                     Year Ended December 31,   March 30,
                     ------------------------ ------------
                     1997 1998 1999 2000 2001     2002
                     ---- ---- ---- ---- ----     ----
                     3.6x 4.0x 3.2x 2.1x 6.0x    14.2x(1)

The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. "Earnings" consist of income from continuing operations before income taxes plus fixed charges.
--------
(1) This ratio is calculated based on our earnings and fixed charges prior to our issuance of the 5.25% convertible subordinated notes on April 2, 2002.

                             DESCRIPTION OF NOTES

   We issued the notes under an indenture dated as of April 2, 2002 between us and HSBC Bank USA, as trustee. A copy of the indenture and the registration rights agreement referred to below is available as set forth below under "--Additional Information." The following is a summary of certain provisions of the indenture and the registration rights agreement and does not purport to be complete. Reference should be made to all provisions of the indenture and the registration rights agreement, including the definitions of certain terms contained therein. As used in this section, the terms "we," "us" and "our" refer to EDO Corporation, but not any of our subsidiaries, unless the context requires otherwise.

General

   The notes:

  .  are our general unsecured subordinated obligations;

  .  are limited to an aggregate principal amount of $137.8 million;

  .  will mature on April 15, 2007; and

  . were issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form.

The notes are exchangeable and transfers of the notes will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

   The notes accrue interest at a rate of 5.25% per annum from April 2, 2002 or from the most recent interest payment date to which interest has been paid or duly provided for. We will pay accrued and unpaid interest semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2002. We will pay interest to the person in whose name a note is registered at the close of business on the April 1 or October 1 (which we refer to as the "record dates") immediately preceding the relevant interest payment date. However, in the case of a note or portion of a note called for redemption on a redemption date, or repurchased in connection with a fundamental change (as defined below) on a repurchase date, during the period from a record date to (but excluding) the next succeeding interest payment date, accrued interest will be payable (unless such note or portion is converted) to the holder of the note or portion of a note redeemed or repurchased. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months and the actual number of days elapsed in any partial month.

   If we do not comply with certain deadlines set forth in the registration rights agreement with respect to the registration for resale under a shelf registration statement of the notes or the common shares issuable upon conversion of the notes, holders of the notes and/or the common shares issued upon conversion of the notes will be entitled to liquidated damages as described below under "--Registration Rights."

   Principal of, or premium, if any, interest and liquidated damages, if any, on, the notes will be payable at the office or agency maintained for such purpose or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee.

Conversion

   Holders may convert their notes into our common shares at an initial conversion price of $31.26 per share, subject to adjustment as described below, at any time on or before the close of business on the last trading day prior to the maturity date, unless we have previously redeemed or repurchased the notes. A holder may convert fewer than all of such holder's notes so long as the notes are converted in denominations of $1,000 or integral multiples of $1,000.

   Except as described below, no adjustment will be made on conversion of any notes for interest or liquidated damages, if any, accrued on such notes or for dividends on any common shares issued. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, they must be accompanied by funds equal to the interest and liquidated damages, if any, payable on such succeeding interest payment date on the principal amount so converted.

   In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its right to require us to repurchase notes upon a fundamental change, such holder's conversion right will terminate on the close of business on the fundamental change offer termination date (as defined in the indenture), unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase. See "--Fundamental Change Permits Holders to Require Us to Repurchase Notes."

   The right of conversion attaching to any note may be exercised by the holder by delivering the note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required. Such notice of conversion can be obtained from the trustee. Beneficial owners of interests in a global note may exercise their right of conversion by delivering to The Depository Trust Company (which we refer to as "DTC") the appropriate instruction form for conversion pursuant to DTC's conversion program. The conversion date will be the date on which the note, the duly signed and completed notice of conversion and any funds that may be required as described above shall have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of common shares on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the common shares in a name other than the holder of the note. Certificates representing common shares will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

   We are not required to issue fractional common shares upon conversion of notes and, in lieu of such fractional shares, we will pay a cash adjustment based upon the market price of the common shares on the last trading day prior to the date of conversion.

   The conversion price is subject to adjustment (under formulae set forth in the indenture) in certain events, including:

      (i) the issuance of common shares as a dividend or distribution on common shares;

      (ii) certain subdivisions and combinations of the common shares;

      (iii) the issuance to all or substantially all holders of common shares of certain rights or warrants to purchase common shares at a price per share less than the current market price (as defined in the indenture);

      (iv) the dividend or other distribution to all holders of our capital stock (other than common shares) of evidences of our indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash);

      (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or cash distributed upon a merger, share exchange or consolidation to which the succeeding paragraph applies) to all holders of common shares to the extent such distributions, combined together with:

      . all such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus

      . any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for common shares concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our market capitalization (being the product of the then current market price of a common share times the number of common shares then outstanding) on the record date for such distribution; and

      (vi) the purchase of common shares pursuant to a tender offer made by us or any of our subsidiaries to the extent that the aggregate consideration, together with:

      . any cash and the fair market value of any other consideration payable in any other tender offer expiring within 12 months preceding such tender offer in respect of which no adjustment has been made plus

      . the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of common shares within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

   We may, instead of making any required adjustment in the conversion price under clause (iv) or (v), make proper provision so that each holder of notes who converts a note shall be entitled to receive upon conversion, in addition to the common shares, the amount and kind of distributions that the holder would have been entitled to receive if the holder had converted the note immediately prior to the date fixed for determining the shareholders entitled to receive the distribution and, in the case of clause (v), interest accrued as a consequence of the investment, in U.S. Government obligations with a maturity of not more than three months, of the cash amount that the holder would have been so entitled to receive.

   In the case of:

  .  any reclassification or change of our common shares or

  . a consolidation, merger, share exchange or combination involving us or a sale or conveyance to another corporation of our property and assets as an entirety or substantially as an entirety,

in each case as a result of which holders of our common shares will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for our common shares, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance, had such notes been converted into common shares immediately prior to such reclassification, change, consolidation, merger, share exchange, combination, sale or conveyance (assuming, in a case in which our shareholders may exercise rights of election, that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares). Certain of the foregoing events may also constitute or result in a fundamental change requiring us to offer to repurchase the notes. See "--Fundamental Change Permits Holders to Require Us to Repurchase Notes."

   In the event of a taxable distribution to holders of common shares, or other transaction, that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common shares. See "Certain United States Federal Income Tax Considerations."

   We may, from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination will be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common shares resulting from any dividend or distribution of shares or rights to acquire shares or from any event treated as such for income tax purposes. See "Certain United States Federal Income Tax Considerations."

   No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common shares or any securities convertible into or exchangeable for common shares or carrying the right to purchase any of the foregoing.

Subordination

   The payment of principal of, or premium, if any, interest and liquidated damages, if any, on, the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to our senior debt holders of all of our senior debt, whether outstanding on the date of the indenture or thereafter incurred. Upon any distribution to creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshaling of our assets and liabilities, the holders of our senior debt will be entitled to receive payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of notes will be entitled to receive any payment with respect to the notes.

   In the event of any acceleration of the notes because of an event of default, the holders of any of our senior debt then outstanding will be entitled to payment in full in cash or other payment satisfactory to them of all obligations in respect of such senior debt before the holders of the notes are entitled to receive any payment or distribution in respect of the notes. If payment of the notes is accelerated because of an event of default, we or the trustee will promptly notify the holders of our senior debt or the trustee(s) for such senior debt of the acceleration.

   No payment on account of principal of, redemption of, interest and liquidated damages, if any, on or any other amounts due on the notes, including, without limitation, any fundamental change payment, and no redemption, repurchase or other acquisition of the notes may be made unless

  . full payment of amounts then due on all of our senior debt has been made pursuant to the terms of the instrument governing such senior debt, and

  . at the time of, or immediately after giving effect to, any such payment, redemption, repurchase or other acquisition, there does not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default which shall not have been cured or waived and which shall have resulted in the full amount of such senior debt being declared due and payable.

In addition, the indenture provides that if any of the holders of our designated senior debt provide notice (which we refer to as a "payment blockage notice") to us and the trustee that a default has occurred giving the holder of such designated senior debt the right to accelerate the maturity thereof, no payment on the notes and no repurchase, redemption or other acquisition of the notes will be made for the period ending on the earlier of

  .  the date on which such event of default shall have been cured or waived and

  .  180 days from the date the payment blockage notice is received.

Notwithstanding the foregoing (but subject to the provisions described above), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to designated senior debt during such period.

   By reason of the subordination provisions described above, in the event of our liquidation or insolvency, holders of our senior debt may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. Such subordination will not prevent the occurrences of any event of default under the indenture.

   The notes are our obligations exclusively. However, since a substantial portion of our operations are conducted through subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

   Our right to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that we are ourselves recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

   As of March 30, 2002, we had approximately $0.5 million in outstanding notes payable, $19.3 million in outstanding letters of credit and the indirect loan of $15.6 million in connection with the ESOP, which is not required to be reflected on the balance sheet in accordance with generally accepted accounting principles, that would have constituted senior debt; and our subsidiaries had no indebtedness or other liabilities (excluding intercompany liabilities and obligations of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) that would effectively have been senior to the notes. As of March 30, 2002, we had no other liabilities that would have been of the same ranking as the notes. The indenture will not limit the amount of additional indebtedness, including senior debt, that we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness and other liabilities that any subsidiary can create, incur, assume or guarantee.

   In the event that, notwithstanding the foregoing, the trustee or any holder of notes receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including by way of set-off or otherwise, in respect of the notes before all of our senior debt is paid in full in cash or other payment satisfactory to the holders of such senior debt, then such payment or distribution will be held by the recipient in trust for the benefit of holders of our senior debt, and will be immediately paid over or delivered to the holders of our senior debt or their representatives to the extent necessary to make payment in full in cash or other payment satisfactory to such holders of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of our senior debt.

   "Designated senior debt" means our credit facility and our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the indenture. The instrument, agreement or other documents evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt. Other than our credit facility, we currently have no designated senior debt outstanding but have the right to so designate debt incurred in the future or currently outstanding.

   "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person

      (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on our assets that is given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or existing on property at the time of acquisition thereof),

          (b) evidenced by a note, debenture, bond or other written instrument,

         (c) under a lease required to be capitalized on the balance sheet of the lessee in accordance with generally accepted accounting principles or under any lease or related document (including a purchase agreement) that provides that we are contractually obligated to purchase or cause a third party to purchase and thereby guarantee a minimum residual value of the lease property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

         (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing),

         (e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability,

         (f) in respect of the balance of deferred and unpaid purchase price of any property or assets,

         (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

      (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and

      (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

   "Senior debt" means the principal of, or premium, if any, and interest on, rent under, and any other amounts payable on or in or in respect of any of our indebtedness (including, without limitation, any obligations in respect of such indebtedness and any interest accruing after the filing of a petition by or against us under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions, refinancings or refundings of, or amendments, modifications or supplements to the foregoing). However, senior debt does not include

  .  indebtedness evidenced by the notes,

  .  any liability for federal, state, local or other taxes owed or owing by us,

  . our indebtedness to any of our subsidiaries except to the extent such indebtedness is of a type described in clause (ii) of the definition of indebtedness,

  . our trade payables for goods, services or materials purchased in the ordinary course of business (other than, to the extent they may otherwise constitute such trade payables, any obligations of the type described in clause (ii) of the definition of indebtedness), and

  . any particular indebtedness in which the instrument creating or evidencing the same expressly provides that such indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the notes.

Optional Redemption

   On or after April 20, 2005, the notes may be redeemed at our option, in whole or from time to time in part, on not less than 15 nor more than 60 days' prior written notice to the holders by first class mail, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period beginning April 15 of each year indicated (April 20 with respect to 2005), plus accrued and unpaid interest and liquidated damages, if any, to the date fixed for redemption:

                                     Redemption
                                Year   Price
                                ---- ----------
                                2005   102.10%
                                2006   101.05%

and 100% at April 15, 2007.

Selection and Notice

   If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption. However, if a portion of a holder's notes are selected for partial redemption and such holder converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

   Provisions of the indenture that apply to the notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. Upon surrender of a note that is redeemed in part only, we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

   On and after the redemption date, unless we default in the payment of the redemption price, interest and liquidated damages, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set apart for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

   The notes are not entitled to any sinking fund.

Fundamental Change Permits Holders to Require Us to Repurchase Notes

   If a fundamental change occurs prior to the maturity of the notes, each holder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of the holder's notes. The repurchase price will be equal to 100% of the aggregate principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to (but excluding) the date of repurchase.

   A "fundamental change" occurs if:

  . our common shares (or other common shares into which the notes are then convertible) are no longer listed for trading on the New York Stock Exchange nor approved for trading on the Nasdaq National Market;

  . we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common shares are reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least as majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

  . we, or we and our subsidiaries taken as a whole, sell, convey, transfer or lease our properties and assets substantially as an entirety to any person (other than to one or more of our subsidiaries); or

  . any "person" or "group"(as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner"(as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting shares.

   However, none of these circumstances will be a fundamental change if

  . at least 95% of the aggregate fair market value (as determined by our board of directors) of the property and securities received by holders of our common shares in respect of such common shares in such transaction, other than cash payments for fractional shares, consists of shares of voting common stock of the surviving person (or its parent) that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States, and the notes become convertible into such consideration; or

  . the daily market price per share of common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the second bullet above) shall equal or exceed 105% of the conversion price of the notes in effect on the date of the change of control or the public announcement of the change of control, as applicable.

   On or before the 30th day after the occurrence of a fundamental change, we will mail to all holders of record of the notes (and to beneficial owners as required by law) a notice of the occurrence of the fundamental change and of the resulting repurchase right. We will also deliver to the trustee a copy of the notice. The notice will state among other things:

  .  a brief description of the events causing the fundamental change;

  .  the repurchase price and date; and

  . the procedures that holders must follow to require us to repurchase their notes.

   To exercise the repurchase right, holders of notes must deliver, on or before the 60th day after the date of our notice of a fundamental change, a repurchase notice electing to require us to repurchase notes which shall state:

  . the certificate numbers of the holder's notes to be delivered for repurchase; and

  . the portion of the principal amount of notes to be repurchased, which must be $1,000 or integral multiples of $1,000.

   Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date.

   The notice of withdrawal shall state:

  .  the principal amount being withdrawn;

  .  the certificate numbers of the notes being withdrawn; and

  . the principal amount of the notes that remains subject to the repurchase notice, if any.

   We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a fundamental change. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

   Payment of the repurchase price for a note for which a repurchase notice has been validly delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Payment of the repurchase price for the notes will be made promptly following the later of the repurchase date or the time of book-entry transfer or physical delivery of the notes.

   If the paying agent holds money sufficient to pay the repurchase price of a note on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the note will cease to be outstanding and interest on such note, will cease to accrue, whether or not book-entry transfer is made or the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate other than the right to receive the repurchase price upon delivery of the note.

   The repurchase rights of the holders of notes upon the occurrence of a fundamental change could discourage a potential acquiror of EDO Corporation. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of EDO Corporation by any means or part of a plan by management to adopt a series of anti-takeover provisions.

   The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

   Our ability to repurchase notes may be limited by the terms of our then existing indebtedness, including senior debt, or financial agreements and to the provision limiting payment described in "--Subordination."

   Except as described above with respect to a fundamental change, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a fundamental change under the indenture, but that would increase the amount of our senior debt or other indebtedness outstanding at such time or substantially reduce or eliminate our assets.

   The terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a fundamental change, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a fundamental change occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then-existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture, which may, in turn, constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time, as described under "--Events of Default and Remedies" below. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Merger and Consolidation

   The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to, another corporation, person or entity as an entirety or substantially as an entirety unless

  . either (i) we shall be the surviving or continuing corporation or (ii) the entity or person formed by or surviving any such consolidation, merger or share exchange (if other than us) or the entity or person which acquires by sale, assignment, transfer, lease, conveyance or other disposition our properties and assets substantially as an entirety (x) is a corporation organized and validly existing under the laws of the United States, any State thereof or the District of Columbia and (y) assumes the due and punctual payment of the principal of, or premium, if any, and interest on, all the notes and the performance of each of our covenants under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee;

  .  immediately after such transaction no default or event of default exists;
     and

  . we or such successor person shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

   For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

   Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Registration Rights

   Pursuant to a registration rights agreement, we have filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the notes and the common shares issuable upon conversion of the notes.

   Our obligation to keep the shelf registration statement continually effective expires upon the earliest of: (i) April 2, 2004 (ii) the date on which the notes or the common shares issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the SEC under the Securities Act; (iii) the date as of which all the notes or the common shares issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision then in force); and (iv) the date as of which all the notes or the common shares issuable upon their conversion have been sold pursuant to the shelf registration statement.

   If the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by a replacement shelf registration statement filed and declared effective) or usable for the offer and sale of transfer restricted securities for a period of time (including any suspension period) which exceeds 90 days in the aggregate in any 12-month period during the period beginning on April 2, 2002 and ending on or prior to April 2,2004 (which we refer to as a "registration default"), we will pay liquidated damages to each holder of transfer restricted securities which has complied with its obligations under the registration rights agreement.

   The amount of liquidated damages payable during any period in which a registration default has occurred and is continuing is that amount which is equal to

  . for the first 90 days during which a registration default has occurred and is continuing, 0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $2.50 per annum per 31.98976 common shares (subject to adjustment in the event of a share split, share recombination, share dividend and the like) constituting transfer restricted securities; and

  . for any additional days during which such registration default has occurred and is continuing, 0.50 percent (or 50 basis points) per annum per $1,000 principal amount of notes or $5.00 per annum per 31.98976 common shares (subject to adjustment as set forth above) constituting transfer restricted securities.

   "Transfer restricted securities" means each note and any common share issued or issuable on conversion of the notes until the date on which such note or share, as the case may be:

  . has been transferred pursuant to the shelf registration statement or another registration statement covering such note or share which has been filed with the SEC pursuant to the Securities Act, in either case after such registration statement has become, and while such registration statement is, effective under the Securities Act;

  . has been transferred pursuant to Rule 144 under the Securities Act (or any similar provision then in force); or

  . may be sold or transferred pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision promulgated by the SEC).

   We have agreed to pay all accrued liquidated damages by wire transfer of immediately available funds or by federal funds check on each damages payment date (as defined in the registration rights agreement). Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

   We will provide or cause to be provided to each holder of the notes or our common shares issuable upon conversion of the notes that has delivered to us a completed notice and questionnaire, as described below, copies of the prospectus, which will be a part of the shelf registration statement. We will also notify or cause to be notified each such holder when the shelf registration statement for the notes or our common shares issuable upon conversion of the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes or our common shares issuable upon conversion of the notes. A holder of notes or our common shares issuable upon conversion of the notes that sells such securities pursuant to a shelf registration statement

  . will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

  . will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales; and

  . will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

   We will be permitted to suspend the use of the prospectus which is a part of the shelf registration statement for a period not to exceed 45 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve-month period (both of which we refer to as a "suspension period") under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. We will pay all expenses of the shelf registration statement. Each holder will be required to bear the expense of any broker's commission, agency fee or underwriter's discount or commission.

Events of Default and Remedies

   Each of the following will constitute an event of default under the indenture:

      (i) we fail to pay the principal of, or premium, if any, on, any note when such amounts becomes due and payable, whether or not such payment is prohibited by the subordination provisions of the indenture;

      (ii) we fail to pay interest on the notes when due and such failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

      (iii) we fail to pay the fundamental change repurchase price in respect of any note on the date therefor, whether or not such payment is prohibited by the subordination provisions of the indenture;

      (iv) we fail to pay liquidated damages owing, as described under "--Registration Rights," and such failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the indenture;

      (v) we fail to provide timely notice of a fundamental change;

      (vi) we fail to comply with any of our other agreements in the notes or the indenture and such failure continues for 60 days after we receive a written notice of such default from the trustee as provided for in the indenture;

      (vii) we fail to make any payment by the end of the applicable grace period, if any, after the final maturity of any indebtedness in an amount in excess of $10,000,000, or there is an acceleration of indebtedness in an amount in excess of $10,000,000 because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after notice;

      (viii) failure by us or any of our material subsidiaries to pay final, non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10,000,000, which judgments are not stayed, bonded or discharged within 120 days after their entry; and

      (ix) certain events of bankruptcy or insolvency affecting us occur.

   If an event of default (other than an event of default specified in paragraph (ix) above) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, or premium, if any, and accrued and unpaid interest and liquidated damages, if any, on, all the notes then outstanding to be due and payable. However, the administrative agent to our credit facility is entitled to three days prior notice from the trustee before any such amounts are declared due and payable. Upon such declaration, such principal amount, or premium, if any, and accrued and unpaid interest and liquidated damages, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary, but subject to the provisions limiting payment described in "--Subordination." If any event of default specified in paragraph (ix) above occurs with respect to us, all unpaid principal of, or premium, if any, and accrued and unpaid interest and liquidated damages, if any, on, the notes then outstanding will automatically become due and payable, subject to the provisions described in "--Subordination," without any declaration or other act on the part of the trustee or any holder of notes.

   Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 60 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, or premium, if any, interest or liquidated damages, if any, on, the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may rescind any acceleration of the notes and its consequences if all existing events of default (other than the nonpayment of principal of, or premium, if any, interest and liquidated damages, if any, on, the notes that has become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree of any court of competent jurisdiction. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

   In the case of any event of default occurring by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an event of default occurs prior to any date on which we are prohibited from redeeming the notes by reason of any willful action (or inaction) taken (or not taken) by us or on our behalf with the intention of avoiding the prohibition on redemption of the notes prior to such date, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

   The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, or premium, if any, or interest on, the notes (other than the non-payment of principal of, or premium, if any, interest and liquidated damages, if any, and interest on, the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes, or with respect to a failure to purchase any notes tendered pursuant to the fundamental change rights described above.

   We are required to deliver to the trustee annually a statement regarding compliance with the indenture and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

Book-Entry; Delivery and Form; Global Note

   The notes were originally issued in the form of a single, permanent global note in definitive, fully-registered form without interest coupons. The global note was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. The notes sold under this prospectus will be represented by a new unrestricted global security.

   Upon the issuance of the new global note, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Investors may hold their interests in the global note directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

   Investors may also hold their interests in the global note directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System (which we refer to as "Euroclear"), and Clearstream Banking, societe anonyme (which we refer to as "Clearstream"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global note on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global note in customers' securities accounts in the depositaries' names on the books of DTC.

   Except in the limited circumstances described below, holders of notes represented by interests in the global note will not be entitled to receive notes in definitive form.

   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code and a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as "participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

   Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

   So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

   Payments of the principal of, or premium, if any, and interest and liquidated damages, if any, on, the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

   Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

   Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. The laws of some states may require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in a global note to such persons may be limited.

   Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counter party in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

   Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global note from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global note settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

   We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants.

   Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, Euroclear, and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at anytime. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

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   If DTC is at anytime unwilling to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, we will issue notes in fully registered, definitive form in exchange for the global note.

Amendment, Supplement and Waiver

   Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

   Without the consent of each holder affected, an amendment or waiver may not:

  . reduce the percentage of the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

  . reduce the principal of or change the fixed maturity of any note or, other than as set forth in the next paragraph, alter the provisions with respect to the redemption of the notes;

  .  reduce the rate of or change the time for payment of interest on any notes;

  . waive a default or event of default in the payment of principal of, or premium, if any, interest or liquidated damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

  . make any note payable in money other than that stated in the indenture and the notes;

  . make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, or premium, if any, interest or liquidated damages, if any, on, the notes;

  .  waive a redemption payment with respect to any note;

  . except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

  . make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

   Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

  . cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the notes;

  . provide for uncertificated notes in addition to or in place of certificated notes;

  . provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under "--Merger and Consolidation;"

  . provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

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

  .  reduce the conversion price;

  . evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

  . make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

  . comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Satisfaction and Discharge

   We may discharge our obligations under the indenture while notes remain outstanding if

  . all outstanding notes will become due and payable at their scheduled maturity within one year or

  .  all outstanding notes are scheduled for redemption within one year and, in either case, we have

  . deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption; and

  .  paid all other sums then payable by us under the indenture.

Governing Law

   The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law.

Transfer and Exchange

   A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note for which a holder has delivered a fundamental change repurchase notice. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes for redemption or repurchase.

   The registered holder of a note will be treated as the owner of it for all purposes.

The Trustee

   The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

   The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

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No Recourse against Others

   None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such waiver is against public policy.

                         DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

   Our authorized capital stock consists of 50,000,000 common shares, par value $1 per share and 500,000 preferred shares, par value $1 per share. As of March 30, 2002, 19,632,925 common shares were outstanding, no preferred shares were outstanding and there were about 2,135 holders of record and about 6,900 beneficial holders of our common shares. No preferred shares are currently outstanding. All common shares issuable upon conversion of the notes will be validly issued, fully paid and non-assessable.

Common Shares

   Voting Rights. The holders of common shares are entitled to one vote per share on all matters submitted to a vote of shareholders. The holders of common shares are not entitled to cumulative voting rights. Except as otherwise provided by law, the holders of common shares vote as one class.

   Dividends. Subject to the rights of any holders of our preferred shares and the limitations summarized in "Dividends" below, the holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor.

   Other Rights. In the event of our liquidation, dissolution or winding up, subject to the rights of the holders of any of our preferred shares then outstanding, the holders of our common shares are entitled to receive our net assets in proportion to the respective number of shares held by them. The holders of our common shares have no preemptive rights and there are no conversion rights or sinking fund provisions applicable thereto.

Preferred Stock

   Our board of directors has the authority, without further shareholder action, to issue preferred shares in one or more series and to fix and determine the relative rights and preferences of the preferred shares, including dividend rate and preference, voting rights, conversion privileges, redemption provisions, liquidation preferences and other rights of each series. The board of directors, without shareholder approval, may issue preferred shares with dividend, voting, liquidation and other rights which could adversely affect the rights of the holders of common shares and could have the effect of delaying, deferring or preventing a change in control of EDO. At present, we have no plans to issue any of our preferred shares.

Authorized but Unissued Shares

   Neither New York law nor our certificate of incorporation require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued and unreserved shares may be to enable our board of directors to discourage, delay or make more difficult a change in the control of EDO by diluting the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a hostile take-over bid. If our board of directors were to issue additional shares in order to discourage or delay a take-over attempt, their actions may result in protecting the continuity of our management and possibly depriving the shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

New York Law, Charter and By-Law Provisions

   Board of Directors. Our certificate of incorporation provides that (i) the number of directors shall be not less than nine nor more than fifteen, (ii) the board of directors shall be divided into three classes, and (iii) the exact number of directors will be determined by vote of a majority of the entire board of directors. Currently, our board of directors consists of eight members and one vacancy.

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

   Removal of Directors. Under New York law, directors may be removed for cause by vote of the shareholders. The certificate of incorporation or by-laws may grant the board of directors the power to remove a director for cause, unless the director to be removed was elected by (1) cumulative voting, (2) the holders of the shares of any class or series or (3) the holders of bonds voting as a class. Under our certificate of incorporation and our by-laws, any director may be removed at any time, either for or without cause, by the affirmative vote of the holders of a majority of our outstanding shares entitled to vote for the election of directors, given at a meeting of the our shareholders called for such purpose.

   Amendment to Certificate of Incorporation. Our certificate of incorporation provides that the affirmative vote of holders of at least a majority of the voting power of all outstanding voting stock is required to amend, alter, change or repeal its provisions. Additionally, our certificate of incorporation provides that the affirmative vote of at least 80% of the voting power of all outstanding voting stock is required to amend, alter, change or repeal provisions of our certificate of incorporation relating to the classification of our board of directors and the affirmative vote of at least two-thirds of the voting power of all outstanding voting stock is required to amend, alter, change or repeal provisions of our certification of incorporation relating to the vote required for certain business combinations.

   Amendment of By-Laws. Under New York law, a corporation's by-laws may be amended by a majority of the votes of shares then entitled to vote in the election of directors or, when so provided in the corporation's certificate of incorporation or by-laws, by the board of directors. Under our by-laws, a by-law may be amended only by the affirmative vote of either (1) not less than a majority of the total number of directors then necessary to constitute a full board of directors at any regular or special meeting of directors or (2) the holders of a majority of our shares at the time entitled to vote in the election of directors at any annual meeting or any special meeting called for that purpose.

   Corporation's Best Interests. Under New York law, a director of a New York corporation, in taking action, including any action which may involve a change in control of the corporation, is entitled to consider both the long-term and short-term interests of the corporation and its shareholders and the effects that the corporation's actions may have in the short-term or long-term upon any of the following:

  . the prospects of growth, development, productivity and profitability of the corporation,

  .  the corporation's current employees,

  . the corporation's retired employees and others receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the corporation,

  .  the corporation's customers and creditors, and

  . the ability of the corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise contribute to the communities in which it does business.

   Authorization of Certain Actions. Under New York law, the consummation of a merger, consolidation, dissolution or disposition of substantially all of the assets of a New York corporation (such as EDO) requires the approval of such corporation's board of directors and the holders of two-thirds of all outstanding shares of the corporation entitled to vote thereon and, in certain situations, the affirmative vote by the holders of a majority of all outstanding shares of each class or series of shares.

   Indemnification and Limitation of Liability of Directors and Officers. With certain limitations, Sections 721 through 726 of the Business Corporation Law of the State of New York permit a corporation to indemnify its directors and officers made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person was a director or officer of such corporation unless a judgement or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberative dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact financial profit or other advantage to which he or she was not legally entitled.

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

   Section 402(b) of the Business Corporation Law of the State of New York permits New York corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability (i) of a director (a) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law, (b) who personally gained a financial profit or other advantage to which he or she was not legally entitled or (c) whose acts violated certain other provisions of New York law or (ii) for acts or omissions prior to May 4, 1988.

   Our by-laws provide that we shall indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of EDO to procure judgement in its favor), whether civil or criminal, including an action by or in the right of any other corporation which any director or officer of EDO served in any capacity at our request, by reason of the fact that he, his testator or intestate, was a director or officer of EDO, or served such other corporation in any capacity, against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service of any other corporation, not opposed to, our best interests and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

   We shall indemnify any person made, or threatened to be made, a party to an action by or in the right of EDO to procure a judgement in its favor by reason of the fact that he, his testator or interstate, is or was a director or officer of EDO, or is or was serving at the request of EDO as a director or officer of any other company, against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service of any other corporation, not opposed to, the best interests of EDO, except that no indemnification shall be made in respect of a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, any court of competent jurisdiction, determines upon application that, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

   Dividends. Our articles of incorporation provide that the holders of Series A Preferred Shares shall be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $17.10 per share per annum, and no more. Dividends shall accumulate and be payable quarterly on the fifteenth day of March, June, September and December in each year, commencing September 15, 1988, except that if any Dividend Payment Date is not a business day in New York City, then such quarterly dividend shall be payable on the next succeeding business day and such next succeeding business day shall be the Dividend Payment Date. Dividends on the Series A Preferred Shares shall accrue and be cumulative from the date of their original issue. The amount of dividends payable on Series A Preferred Shares for each full quarterly dividend period shall be computed by dividing $17.10 by four. Dividends payable on the Series A Preferred Shares for the initial dividend period and for any period less than a full quarter shall be computed on the basis of a 360-day year of twelve 30-day months. Dividends paid on Series A Preferred Shares in an amount less than the total amount of such dividends at the time accumulated and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Currently, we have no Series A Preferred Shares outstanding.

   New York law generally provides that a corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends on its outstanding shares, except when the corporation is insolvent or would thereby be made insolvent. Dividends may be declared or paid out of surplus only, so that net assets of the corporation after such declaration or payment shall at least equal the amount of its stated capital.

   Business Combinations. New York law prohibits certain business combinations between a New York corporation and an "interested shareholder" for five years after the date that the interested shareholder becomes an interested shareholder unless, prior to that date, the board of directors of the corporation approved the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder. After five years, such business combination is permitted only if (1) it is approved by a majority of the shares not owned by the interested shareholder or
(2) certain statutory fair price requirements are met. An "interested shareholder" is any person who beneficially owns, directly or indirectly, 20% or more of the outstanding voting shares of the corporation. Our certificate of incorporation provides that certain transactions with interested shareholders require the affirmative vote of two-thirds of our voting stock, excluding any shares beneficially owned, directly or indirectly, by any interested shareholder. An "interested shareholder" is defined in our certificate of incorporation as any person who beneficially owns, directly or indirectly, 10% or more of our outstanding voting shares.

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

                     CERTAIN UNITED STATES FEDERAL INCOME
                              TAX CONSIDERATIONS

General

   This section summarizes the material U.S. federal income tax consequences to holders of notes and the common shares issuable upon their conversion. However, the discussion is limited in the following ways:

  . The discussion only covers you if you hold your notes or the common shares issuable upon their conversion as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, an insurance company, a regulated investment company, a dealer in securities or currencies, a person holding the notes or the common shares issuable upon their conversion as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or a person whose functional currency is not the United States dollar.

  . The discussion does not cover tax consequences that depend upon your particular tax situation.

  . The discussion is based on current law. Changes in the law may change the tax treatment of the notes or the common shares issuable upon their conversion.

  .  The discussion does not cover state, local or foreign law.

  . We have not requested a ruling from the Internal Revenue Service ("IRS") on the tax consequences of owning the notes or the common shares issuable upon their conversion. As a result, the IRS could disagree with portions of this discussion.

   A "U.S. holder" is (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a note and the common shares issuable upon their conversion is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. holder for purposes of the following discussion. All references to "holders" (including U.S. holders) are to beneficial owners of the notes or the common shares issuable upon their conversion.

   The term "Non-U.S. holder" refers to any beneficial owner of a note or the common shares issuable upon their conversion who or which is not a U.S. holder.

   We urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes, including the conversion of the notes into common shares, and the application of the U.S. federal income tax laws to your particular situation.

U.S. Holders

   Taxation of Interest. U.S. holders are required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

   Sale, Exchange or Redemption of Notes. On the sale, retirement or redemption of your note:

  . You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note.

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

  . Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. For an individual, the maximum tax rate on long-term capital gains is 20% (or 18% if the note is held for more than five years). The deductibility of capital losses is subject to limitations.

   Conversion of Notes into our Common Shares. If you convert your notes into our common shares:

  . You will not recognize gain or loss on the conversion of the notes solely into our common shares, other than cash received in lieu of fractional shares.

  . Your adjusted tax basis in the common shares received upon conversion of the notes will be equal to your aggregate adjusted tax basis in the notes converted, less any portion allocable to cash received in lieu of a fractional share.

  . The holding period of the common shares you receive upon conversion of notes generally will include the period during which you held the notes prior to the conversion.

  . Cash received in lieu of a fractional common share should be treated as a payment in exchange for the fractional share (rather than as a dividend). Gain or loss recognized on the receipt of cash paid in lieu of the fractional share should equal the difference between the amount of cash received for the fractional share and your adjusted tax basis allocable to the fractional share exchanged. Any such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held the notes for more than one year at the time of conversion.

   Distributions on our Common Shares. Distributions on our common shares will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If you are a U.S. corporation, dividends paid to you may qualify for the dividends-received deduction.

   To the extent that you receive distributions on our common shares that would otherwise constitute dividends for U.S. federal income tax purposes but that exceed our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital, which reduces your adjusted tax basis in the common shares. Any distribution in excess of your adjusted tax basis in the common shares will be treated as capital gain.

   Deemed Distributions. The conversion rate of the notes is subject to adjustment under certain circumstances, as described under "Description of Notes--Conversion." Certain adjustments to the conversion rate may cause you to be treated as having received a distribution. This distribution would be taxable to you as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed above under "Distributions on our Common Shares."

   Sale or Exchange of Common Shares. If you sell or exchange your shares of our common shares, you will recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in those shares. Any such gain or loss will generally be long-term capital gain or loss if you have held or are deemed to have held the common shares for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

   Withholding Tax on Payments of Principal and Interest on Notes. Generally, payments of principal and interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding tax, provided that in the case of an interest payment:

  . you do not actually or constructively own 10% or more of the total combined voting power of all our voting stock;

  . you are not a controlled foreign corporation that is related to us within the meaning of U.S. federal income tax laws;

  . you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

  . you are either (A) the beneficial owner of the note and you certify to the applicable payor or its agent, under penalties of perjury, that you are not a United States person and provide your name and address on a signed IRS Form W-8BEN (or a suitable substitute form), or (B) a securities clearing organization, bank or other financial institution, that holds customers' securities in the ordinary course of your trade or business (a "financial institution") and that certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

   Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder with respect to interest payment on a note if such interest is effectively connected with your conduct of a trade or business in the United States.

   Dividends. Dividends, if any, paid on the common shares to you, and any deemed dividends resulting from an adjustment to the conversion price (see "--U.S. Holders--Deemed Distributions" above), generally will be subject to a 30% U.S. federal withholding tax, subject to reduction if you are eligible for the benefits of an applicable income tax treaty. You will be required to file an IRS Form W-8BEN to claim tax treaty benefits. Except to the extent otherwise provided under an applicable tax treaty, you generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with your conduct of a trade or business in the United States.

   Gain on Disposition of the Notes and Common Shares. You generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of a note, or the sale or exchange of our common shares (except with respect to accrued and unpaid interest, which would be taxable as described above) unless:

  . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a "tax home" in the United States and certain other requirements are met, or
     (B) the gain from the disposition is attributable to your office or other fixed place of business in the United States;

  . the gain is effectively connected with your conduct of a trade or business in the United States;

  . you are subject to provisions in the Internal Revenue Code applicable to certain United States expatriates; or

  . in the case of common shares held by you, we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common shares. We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, less than five percent of our common shares, provided that our common shares were regularly traded on an established securities market.

   U.S. Federal Estate Tax. If you are an individual, your notes will not be subject to U.S. estate tax when you die, provided that, at your death, payments on the notes were not effectively connected with the conduct of a trade or business that you were conducting in the United States and the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote. If you are an individual, your common shares will be included in your taxable estate and possibly subject to U.S. estate tax when you die unless you are entitled to the benefits of an estate tax treaty. The United States federal estate tax recently was repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

Backup Withholding and Information Reporting

   U.S. Holders. Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the notes or common shares with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

   Non-U.S. Holders. Backup withholding and information reporting on Form 1099 will not apply to payments of principal and interest on the notes by us or our agent to a Non-U.S. holder provided the Non-U.S. holder provides the certification described above under "--Non-U.S. Holders--Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption (provided that neither we nor our agent has actual knowledge that the holder is a United States person or that the conditions of any other exemptions are not in fact satisfied). Interest payments made to a Non-U.S. holder may, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

   U.S. information reporting on Form 1099 and backup withholding tax will not apply to dividends paid on our common shares to a Non-U.S. Holder, provided the Non-U.S. holder provides the certification described above under "--Non-U.S. Holders--Withholding Tax on Payments of Principal and Interest on Notes" or otherwise establishes an exemption. Distributions on our common shares to a Non-U.S. holder will, however, be reported to the IRS and to such Non-U.S. holder on Form 1042-S.

   Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of notes or common shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common shares effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a Non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of notes or common shares will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

                            SELLING SECURITYHOLDERS

   We originally issued the notes in a private placement on April 2, 2002. The initial purchasers have advised us that the notes were resold by the initial purchasers to "qualified institutional buyers" under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common shares pursuant to this prospectus.

   Prior to any use of this prospectus in connection with an offering of the notes and/or the common shares issued upon conversion of the notes, this prospectus will be supplemented to set forth the name and amount of notes or number of shares beneficially owned by the selling securityholder to be offered, if that person is not named below. The prospectus supplement will also disclose whether the selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus supplement.

   The following table sets forth information as of July 11, 2002 about the principal amount of notes and the underlying common shares beneficially owned by each selling securityholder that has delivered to us a completed notice and questionnaire and that may be offered using this prospectus. To our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

                                                 Principal Amount of    Percentage       Number of      Percentage of
                                               Notes Beneficially Owned  of Notes      Common Shares    Common Shares
Name                                               that May Be Sold     Outstanding that May Be Sold(1) Outstanding(2)
----                                           ------------------------ ----------- ------------------- --------------
AISF Transamerica Convertible Securities......        $   12,000              *               384              *
ALLSTATE Insurance Company....................        $  750,000              *            23,992              *
American Samoa Government.....................        $   18,000              *               576              *
American Skandia Trust........................        $  500,000              *            15,995              *
B.C. McCabe Foundations.......................        $  225,000              *             7,198              *
Barclays Global Investors--Diversified Alpha
 Plus Funds...................................        $   68,000              *             2,175              *
BP Amoco Corporation Master Trust for
 Employee Pension Plans.......................        $2,500,000            1.8%           79,974              *
  BP Amoco PLC Master Trust...................        $  592,000              *            18,938              *
Castle Convertible Fund, Inc..................        $  500,000              *            15,995              *
Coastal Convertibles Ltd......................        $1,750,000            1.3%           55,982              *
Continental Assurance Company.................        $  500,000              *            15,995              *
Daimler Chrysler Corp. Emp. #1 Pension
 Plan, dtd. 4.1.89............................        $1,335,000              *            42,706              *
Deutsche Bank Securities, Inc.................        $  215,000              *             6,878              *
Estate of James Campbell......................        $  148,000              *             4,734              *
Family Service Life Insurance.................        $  200,000              *             6,398              *
Fidelity Financial Trust: Fidelity Convertible
 Securities Fund..............................        $8,000,000            5.8%          255,918            1.3%
Forest Alternative Strategies Fund II LP......        $   18,000              *               576              *
Forest Global Convertible Fund Series A-5.....        $  970,000              *            31,030              *
Forest Fulcrum Fund LP........................        $  260,000              *             8,317              *
Franklin & Marshall College...................        $   75,000              *             2,399              *
Froley-Revy Investment Company Inc.:                                          *                                *
  Arkansas PERS...............................        $  150,000              *             4,798              *
  ICI American Holdings Trust.................        $   75,000              *             2,399              *
  Zeneca Holdings Trust.......................        $   50,000              *             1,599              *
  Delaware PERS...............................        $  200,000              *             6,398              *
  Southern Farm Bureau Life Insurance.........        $  300,000              *             9,597              *
  Sygenta AG..................................        $   35,000              *             1,120              *
  Prudential Insurance Company of America.....        $   15,000              *               480              *
  AIG/National Union Fire Insurance...........        $  650,000              *            20,793              *
  Boilermakers Blacksmith Pension Trust.......        $  200,000              *             6,398              *
  Duke Endowment..............................        $   35,000              *             1,120              *
  Starvest Combined Portfolio.................        $  650,000              *            20,793              *
  F.R. Convertible Securities Fund............        $   20,000              *               640              *
  Ondeo Nalco.................................        $  125,000              *             3,999              *
Fuji U.S. Income Open.........................        $  750,000              *            23,992              *
Goldman Sachs:                                                                *                                *
  Minnesota Power and Light...................        $   30,000              *               960              *
  Advent Convertible Master Cayman L.P........        $1,063,000              *            34,005              *
  HFR Convertible Arbitrage Account...........        $  107,000              *             3,423              *
  Alpha U.S. Sub Fund 4, LLC..................        $  122,000              *             3,903              *
  Lyxor Asset Management......................        $  167,000              *             5,342              *
  Tag Associates..............................        $   28,000              *               896              *
Goldman Sachs International LDN:
   UFJ Investments Asia Ltd...................        $  500,000              *            15,995              *
Granville Capital Corporation.................        $3,000,000            2.2%           95,969              *

                                               Principal Amount of    Percentage       Number of      Percentage of
                                             Notes Beneficially Owned  of Notes      Common Shares    Common Shares
Name                                             that May Be Sold     Outstanding that May Be Sold(1) Outstanding(2)
----                                         ------------------------ ----------- ------------------- --------------
Guardian Life Insurance Company.............       $ 7,200,000            5.2%          230,326            1.2%
Guardian Pension Trust......................       $   600,000              *            19,194              *
Hadron Fund, LP.............................       $   500,000              *            15,995              *
Hotel Union & Hotel Industry of Hawaii
 Pension Plan...............................       $   200,000              *             6,398              *
IDEX Transamerica Convertible Securities
 Fund.......................................       $    35,000              *             1,120              *
James Campbell Corporation..................       $   125,000              *             3,999              *
J.C. Penney Holdings........................       $   500,000              *            15,995              *
Jeffries & Company Inc......................       $     5,000              *               160              *
JH Small Cap Growth Investment Class 2J and
 JHML Small Cap Growth Pension 5A...........       $   500,000              *            15,995              *
JH Small Cap Growth Investment Class 2J.....       $     4,150              *               133              *
JHML Small Cap Growth Pension 5A............       $    15,000              *               480              *
KBC Financial Products (Cayman Islands)
 Limited....................................       $ 6,350,000            4.6%          203,135            1.0%
Lincoln National Convertible Securities Fund       $ 1,000,000              *            31,990              *
Lincoln National Global Asset Allocation
 Fund, Inc..................................       $    70,000              *             2,239              *
LLT Limited.................................       $    68,000              *             2,175              *
Lord, Abbett Bond Debenture Fund............       $ 7,500,000            5.4%          239,923            1.2%
Lord, Abbett Bond Series Fund, Inc. Bond
 Debenture..................................       $    50,000              *             1,599              *
Lyxor Asset Management......................       $   270,000              *             8,637              *
McMahan Securities Co. L.P..................       $   750,000              *            23,992              *
Met Investors Bond Debenture................       $ 1,450,000            1.1%           46,385              *
MFS Total Return Fund.......................       $ 3,500,000            2.5%          111,964              *
MFS Midcap Value Fund.......................       $   200,000              *             6,398              *
Morgan Stanley Dean Witter..................       $ 6,500,000            4.7%          207,933            1.0%
Morgan Stanley Dean Witter Convertible
 Securities Trust...........................       $ 1,000,000              *            31,990              *
National Fuel Gas Company Retirement........       $    75,000              *             2,399              *
Nomura Securities International, Inc.(3)           $ 3,000,000            2.2%           95,969              *
Oaktree Capital Management, LLC:
  OCM Convertible Trust.....................       $ 1,560,000            1.1%           49,904              *
  Delta Air Lines Master Trust..............       $   720,000              *            23,033              *
  State Employees Retirement Fund
   of the State of Delaware.................       $ 1,040,000              *            33,269              *
  State of Connecticut Combined
   Investment Funds.........................       $ 2,160,000            1.6%           69,098              *
  Partner Reinsurance Company Ltd...........       $   540,000              *            17,724              *
  Chrysler Corporation Master
    Retirement Trust........................       $ 2,765,000            2.0%           88,452              *
  Motion Picture Industry Health
   Plan--Active Member Fund.................       $   165,000              *             5,278              *
  Motion Picture Industry Health
   Plan--Retiree Member Fund................       $   105,000              *             3,359              *
  Vanguard Convertible Securities
   Fund, Inc................................       $ 2,520,000            1.8%           80,614              *
  Delta Pilots D & S Trust..................       $   355,000              *            11,356              *
  Microsoft Corporation.....................       $   915,000              *            29,271              *
  Qwest Occupational Health Trust...........       $   120,000              *             3,839              *
Oxford Lord Abbett & Co.....................       $ 1,050,000              *            33,589              *
Pioneer High Yield Fund.....................       $12,000,000            8.7%          383,877            1.9%
Putnam Convertible Income--Growth Trust.....       $ 3,690,000            2.7%          118,042              *
Putnam Variable Trust--Putnam VT Global
 Asset Allocation Fund......................       $   130,000              *             4,159              *
Putnam Convertible Opportunities and Income
 Trust......................................       $   140,000              *             4,479              *
Putnam Asset Allocation Fund--Balanced
 Portfolio..................................       $   540,000              *            17,274              *
Putnam Asset Allocation Fund--Conservative
 Portfolio..................................       $   430,000              *            13,756              *
RBC Capital Services Inc....................       $    38,000              *             1,216              *
Relay II Asset Holding......................       $    34,000              *             1,088              *
Salomon Smith Barney........................       $ 2,526,000            1.8%           80,806              *
S.G. Cowen Securities Corporation...........       $ 2,500,000            1.8%           79,974              *
State Street Bank/Custodian for G.E. Pension
 Trust......................................       $   615,000              *            19,674              *

                                              Principal Amount of    Percentage       Number of      Percentage of
                                            Notes Beneficially Owned  of Notes      Common Shares    Common Shares
Name                                            that May Be Sold     Outstanding that May Be Sold(1) Outstanding(2)
----                                        ------------------------ ----------- ------------------- --------------
Sylvan IMA LTD.............................       $    152,000              *             4,862              *
T. Rowe Price Small-Cap Value Fund,
 Inc.(4)...................................       $  4,000,000            2.9%          127,959              *
Total Fina Elf Finance U.S.A. Inc..........       $    150,000              *             4,798              *
Transamerica Life Insurance & Annuit Co.
 Convert...................................       $  1,000,000              *            31,990              *
Van Kampen Harbor Fund.....................       $  3,000,000            2.2%           95,969              *
Viacom Inc. Pension Plan Master Trust......       $     20,000              *               640              *
Wachovia Bank National Association.........       $ 12,450,000            9.0%          398,273            2.0%
Zazove Convertible Arbitrage Fund, L.P.....       $    350,000              *            11,196              *
Zazove Hedged Convertible Fund, L.P........       $  1,400,000            1.0%           44,786              *
Zazove Income Fund, L.P....................       $  1,000,000              *            31,990              *
Zurich Institutional Benchmarks Master Fund
 Ltd.......................................       $  1,700,000            1.2%           54,383              *
Zurich Institutional Benchmarks Master Fund
 Ltd.......................................       $  1,492,000            1.1%           47,729            1.1%
Zurich HFR Institutional Benchmark.........       $    122,000              *             3,903              *
Any other holder of notes or future
  transferee, pledgee, donee or
  successor of any holder (5)(6)...........       $  5,930,850            4.3%          189,726              *
Total......................................       $137,800,000          100.0%        4,408,190(7)        18.3%

--------
*  Less than 1%.

(1) Assumes conversion of all the holder's notes at a conversion price of $31.26 per share. However, this conversion rate will be subject to adjustment as described under "Description of Notes--Conversion." As a result, the amount of common shares issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 19,632,925 common shares outstanding as of March 30, 2002. In calculating this amount, we treated as outstanding that number of common shares issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.
(3) Nomura Securities International, Inc. is the beneficial owner of 829 of our common shares in addition to the shares being registered hereunder.
(4) T. Rowe Price Small-Cap Value Fund, Inc. is the beneficial owner of 200,000 of our common shares in addition to the shares being registered hereunder.
(5) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(6) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common shares other than the common shares issuable upon conversion of the notes at the initial conversion rate.
(7) Represents the number of common shares into which $137,800,000 of notes would be convertible at the initial conversion rate described in footnote
    (1) above.

   We prepared this table based on the information supplied to us by the selling securityholders named in the table.

   The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes or the underlying common shares since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

   Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common shares that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

   We will not receive any of the proceeds of the sale of the notes and the underlying common shares offered by this prospectus. The notes and the underlying common shares may be sold from time to time to purchasers:

  .  directly by the selling securityholders; or

  . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common shares.

   The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common shares may be deemed to be "underwriters." As a result, any profits on the sale of the underlying common shares by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   If the notes and the underlying common shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

   The notes and the underlying common shares may be sold in one or more transactions at:

  .  fixed prices;

  .  prevailing market prices at the time of sale;

  .  varying prices determined at the time of sale; or

  .  negotiated prices.

   These sales may be effected in transactions:

  . on any national securities exchange or quotation service on which the notes and underlying common shares may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common shares;

  .  in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  .  through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

   In connection with sales of the notes and the underlying common shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common shares in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common shares to close out short positions, or loan or pledge notes and the underlying common shares to broker-dealers that in turn may sell the notes and the underlying common shares.

   The selling securityholders also may transfer and donate shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common shares by the selling securityholders. There is no assurance that selling securityholders will sell any or all of the notes and the underlying common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common shares by other means not described in this prospectus. Moreover, any notes or underlying common shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   Our common shares are quoted on the New York Stock Exchange under the symbol "EDO." The notes are currently designated for trading on the PORTAL market. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

   The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common shares by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common shares being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common shares and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common shares.

   To the extent required, the specific notes or common shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the shelf registration statement of which this prospectus forms a part.
   Pursuant to the registration rights agreement that has been filed as an exhibit to the registration statement, of which this prospectus is a part, we and the selling securityholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and that each is entitled to contribution from the others in connection with these liabilities.

   We have agreed to pay substantially all of the expenses incidental to the issuance, registration, offering and sale of the notes and the underlying common shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate these expenses to be approximately $630,000.

                                 LEGAL MATTERS

   The validity of the notes and the common shares issuable upon conversion of the notes offered hereby will be passed upon for us by Dechert, Philadelphia, Pennsylvania.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in and incorporated by reference in our Annual Report on Form 10-K for the years ended December 31, 2000 and 2001, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

   The consolidated statements of earnings, shareholders' equity and cash flows, and related consolidated financial statement schedule of the Company for the year ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP's consent to the incorporation by reference of its audit reports, dated February 15, 2000, on our consolidated statements of earnings, shareholders' equity and cash flows, and related consolidated financial statement schedule of the Company for the year ended December 31, 1999 incorporated by reference in this prospectus and registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

   Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at
(800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of these filings (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to:

                                EDO Corporation
                              60 East 42nd Street
                                  Suite 5010
                              New York, NY 10165
                          Attention: William J. Frost
                           Telephone: (212) 716-2000

                          INCORPORATION BY REFERENCE

   We incorporate by reference in this prospectus the information contained in the following documents:

  . our annual report on Form 10-K for the year ended December 31, 2001 filed with the SEC on March 18, 2002;

  . our definitive proxy statement on Schedule 14A filed with the SEC on March 18, 2002;

  . our quarterly report on Form 10-Q for the quarter ended March 30, 2002 filed with the SEC on May 10, 2002;

  .  our current report on Form 8-K filed with the SEC on March 20, 2002;

  .  our current report on Form 8-K filed with the SEC on April 5, 2002;

  .  our current report on Form 8-K filed with the SEC on April 16, 2002;

  .  our current report on Form 8-K filed with the SEC on May 28, 2002;

  .  our current report on Form 8-K filed with the SEC on June 26, 2002;

  . the description of our common shares contained in our registration statement on Form S-2 filed with the SEC on June 9, 1983, including any amendment or report filed for the purpose of updating such description; and

  . all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this offering memorandum until all the securities that we may offer under this offering memorandum are sold.

You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" above.

   Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

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                                    [GRAPHIC]


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                                 $137,800,000

                                EDO Corporation

                 5.25% Convertible Subordinated Notes due 2007
                                      and
              Common Shares Issuable Upon Conversion of the Notes

                             [LOGO] EDO corporation
                            GLOBAL TECHNOLOGY REACH

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                                  PROSPECTUS
                                August 5, 2002

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